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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.     )*

KITE REALTY GROUP TRUST
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

49803T102
(CUSIP Number)

October 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745(3-06)

Page 1 of 5 pages

CUSIP No. 49803T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HEITMAN REAL ESTATE SECURITIES, LLC 36-4265577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,308,413

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,186,423

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 11.03%

12.	Type of Reporting Person (See Instructions) IA

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer Kite Realty Group Trust

(b)	Address of Issuer’s Principal Executive Offices

30 S. Meridian Street, Suite 1100 Indianapolis, IN 46204

Item 2.

(a)	Name of Person Filing Heitman Real Estate Securities LLC

(b)	Address of Principal Business Office, or if none, Residence 191 North Wacker Drive, Suite 2500 Chicago, Illinois 60606

(c)	Citizenship United States

(d)	Title of Class of Securities Common Shares

(e)	CUSIP Number 49803T102

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	|_| Broker or dealer registered under Section 15 of the Act.

(b)	|_| Bank as defined in Section 3 (a) (6) of the Act.

(c)	|_| Insurance Company as defined under Section 3 (a) (19) of the Act.

(d)	|_| Investment Company registered under Section 8 of the Investment Company Act.

(e)	☑ An investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	|_| Employee Benefit Plan, Pension Fund which is subject to the provision of the An employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F);

(g)	|_| A parent Holding Company, in accordance with Section 240.13d-1 (b) (ii) (G);

(h)	|_| Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H);

Page 3 of 5 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,186,423

(b)	Percent of class: 11.03%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 1,308,413

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 3,186,423

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Heitman Real Estate Securities LLC serves as sub-investment adviser to the Old Mutual Advisor Funds II Old Mutual Heitman REIT Fund, the Penn Series Funds, Inc. REIT Fund, the Old Mutual Advisor Funds OM Asset Allocation Balanced Portfolio, the Old Mutual Advisor Funds OM Asset Allocation Moderate Growth Portfolio, the Old Mutual Advisor Funds OM Asset Allocation Growth Portfolio, the Old Mutual Advisor Funds OM Variable Annuity Asset Allocation Balanced Portfolio, the Old Mutual Advisor Funds OM Variable Annuity Asset Allocation Moderate Growth Portfolio, the Russell Investment Funds Real Estate Securities Fund and the Frank Russell Investment Company Real Estate Securities Fund, all registered investment companies, and as investment adviser to separate 3,787 account clients.

The Old Mutual Advisor Funds II Old Mutual Heitman REIT Fund, the Penn Series Funds, Inc. REIT Fund, the Old Mutual Advisor Funds OM Asset Allocation Balanced Portfolio, the Old Mutual Advisor Funds OM Asset Allocation Moderate Growth Portfolio, the Old Mutual Advisor Funds OM Asset Allocation Growth Portfolio, the Old Mutual Advisor Funds OM Variable Annuity Asset Balanced Portfolio, the Old Mutual Advisor Funds OM Variable Annuity Asset Allocation Moderate Growth Portfolio, the Russell Investment Funds Real Estate Securities Fund and the Frank Russell Investment Company Real Estate Securities Fund and 3,787 separate account clients have given dispositive power to Heitman Real Estate Securities LLC the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 3,186,423 shares, 11.03% of this issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 9, 2007 —————————————————
(Date)

/s/ Nancy B. Lynn —————————————————
(Signature)

Nancy B. Lynn/Vice President —————————————————
(Name/Title)

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Page 5 of 5 pages